PRESS RELEASE

DECOMA ANNOUNCES BID TO ACQUIRE PEGUFORM FRANCE'S FASCIA OPERATIONS

Concord, Ontario, Friday, January 31, 2003 . . . Decoma International Inc. (TSX:DEC.A; NASDAQ:DECA) today announced that it has submitted an initial bid to the Official Receivers of Peguform France S.A.S. ("Peguform") to purchase the fascia manufacturing business and fixed and intangible assets of Peguform located in France for an aggregate asset purchase price of Euro 6 million.  In addition to the above asset purchase price, Decoma's bid provides for the purchase of Peguform's work-in-progress, raw materials and finished goods inventory, for an amount not to exceed Euro 4 million.  Peguform operates four manufacturing facilities in France and employs approximately 1,350 employees.  Peguform had sales of approximately Euro 160 million for the year ending December 31, 2002 and its principal customers are PSA and Renault.

Decoma anticipates that there will be a number of competing bidders for these assets during the course of the insolvency proceedings and its offer is subject to a number of conditions, including the completion of final due diligence and regulatory and board approvals.  As such, Decoma is unable to assess at this time the likelihood of the success of its bid.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans).  Decoma has approximately 14,000 employees in 41 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

This press release contains "forward looking statements" within the meaning of applicable securities legislation.  Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein.  These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing.  In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent public filings, including Management's Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2001, contained in the 2001 Annual Report.

For further information about this press please, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075